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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                       Public Storage Properties X, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock Series A
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  744605 10 6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                      David Goldberg, 701 Western Avenue,
          Suite 200, Glendale, CA  91201-2397, 818/244-8080, ext. 529
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. X  (A fee is
                                                                   -
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 26 pages

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CUSIP No.  744605 10 6                            Page    2    of    26    Pages
                                                       -------    --------
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- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Public Storage, Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                      (b) [_]


- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC/00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    [_]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    California
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
   NUMBER OF             559,509
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY              N/A
     EACH       ----------------------------------------------------------------
   REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON               452,094
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                         N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         559,509
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.9%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    3    of    26    Pages
                                                       -------    --------
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          Item 1.   Security and Issuer

          This Statement on Schedule 13D relates to the Common Stock Series A, par value $.01 per share (the "Shares"), of Public Storage Properties X, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

          Item 2.  Identity and Background

          This Statement on Schedule 13D is filed on behalf of Public Storage, Inc. (the "Reporting Person"), a California corporation formerly known as Storage Equities, Inc. ("SEI"). The address of the Reporting Person's principal executive office is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

          The Reporting Person is a fully integrated, self-advised and self-managed real estate investment trust which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. On November 16, 1995, Public Storage Management, Inc. ("PSMI"), a corporation controlled by B. Wayne Hughes and members of his family (collectively, the "Hughes Family"), was merged (the "PSMI Merger") with and into SEI, which then changed its name to Public Storage, Inc. Prior to the PSMI Merger, PSMI was a subsidiary of a California corporation known as Public Storage, Inc. ("Old PSI"). Old PSI was a wholly-owned subsidiary of PSI Holdings, Inc. ("PSH"), a California corporation owned and controlled by the Hughes Family. Prior to the PSMI Merger, Old PSI merged with and into PSH, which was followed by the merger of PSH with and into PSMI. As a result of the PSMI Merger, 418,094.4 shares of Common Stock Series C of the Issuer previously reported as beneficially owned by Old PSI was transferred to the Reporting Person.

          Information regarding the identity and background of the Reporting Person's directors and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of the Reporting Person, all of its directors and executive officers are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

          During the last five years, neither the Reporting Person nor, to its knowledge, any director, executive officer, or controlling person of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    4    of    26    Pages
                                                       -------    --------
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Item 3.   Source and Amount of Funds or Other Consideration

          Of the 452,094 Shares owned by the Reporting Person as of June 28, 1996, 34,000 were acquired upon the automatic conversion of 34,000 shares of Common Stock Series B of the Issuer purchased by the Reporting Person for an aggregate cost of approximately $671,500, and 418,094 were acquired upon the automatic conversion of 418,094.4 shares of Common Stock Series C of the Issuer which were acquired by the Reporting Person in the PSMI Merger. The funds used to purchase the Common Stock Series B were obtained from the Reporting Person's working capital.

          The terms of the Common Stock Series B and the Common Stock Series C provided that all of such shares would convert automatically into Shares when and if a certain level of distributions had been paid to owners of Shares. The automatic conversion occurred on June 28, 1996.

Item 4.   Purpose of Transaction

          The Reporting Person and the Issuer have entered into an Agreement and Plan of Reorganization dated as of June 20, 1996 (the "Merger Agreement") providing for the merger of the Issuer with and into the Reporting Person (the "Merger"), which is subject to certain conditions (as described below). Upon the Merger, each Share (other than Shares held by the Reporting Person or by shareholders of the Issuer who have properly exercised dissenters' rights under California law ("Dissenting Shares")) would be converted into the right to receive cash, the Reporting Person's common stock or a combination of the two, as follows: (i) with respect to a certain number of Shares (not to exceed 20% of the Shares, less any Dissenting Shares), upon a shareholder's election, $20.92 in cash, subject to reduction as described below or (ii) that number (subject to rounding) of shares of the Reporting Person's common stock determined by dividing $20.92, subject to reduction as described below, by the average of the per share closing prices on the New York Stock Exchange of the Reporting Person's common stock during the 20 consecutive trading days ending on the fifth trading day prior to the special meeting of the shareholders of the Issuer. The consideration paid by the Reporting Person in the Merger will be reduced on a pro rata basis by the amount of cash distributions required to be paid by the Issuer to its shareholders prior to completion of the Merger in order to satisfy the Issuer's REIT distribution requirements ("Required REIT Distributions"). The consideration received by the Issuer's shareholders in the Merger, however, along with any Required REIT Distributions, will not be less than $20.92 per Share, which amount represents the market value of the Issuer's real estate assets at May 31, 1996 (based on an independent appraisal) and the estimated net asset value of its other assets at September 30, 1996. Additional pre-merger cash distributions would be made to the shareholders of the Issuer to cause the Issuer's estimated net asset value as of the date of the Merger to be substantially equivalent to its estimated net asset value as of September 30, 1996. The Shares held by the Reporting Person will be cancelled in the Merger. The Merger is subject to (among other things) approval by the Issuer's shareholders and receipt of a satisfactory fairness opinion by the Issuer. The Reporting

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    5    of    26    Pages
                                                       -------    --------
- ------------------------                          ------------------------------

Person believes that the conditions to the Merger will be satisfied, although there can be no assurance.

          For further information regarding the Merger, see the Merger Agreement which is filed as Exhibit 1 hereto and is incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer

          As of June 28, 1996, the Reporting Person beneficially owned 559,509 Shares, representing approximately 25.9% of the 2,157,484 Shares outstanding. The Reporting Person has the sole power to vote all of these Shares, has the sole power to dispose of 452,094 of these Shares and has no power to dispose of 107,415 of these Shares.

          During the 60-day period ended June 28, 1996 the Reporting Person engaged in the following transactions in Shares at the following prices (not including commissions):

Transaction    No. of      Type of                  Price
   Date        Shares      Transaction              per Share
- -------------  ------      --------------------     ---------

4/30/96           600      open market purchase     $19.25
5/01/96         2,800      open market purchase     $19.50
5/02/96           200      open market purchase     $19.375
5/03/96           100      open market purchase     $19.375
5/06/96           700      open market purchase     $19.50
5/15/96        53,100      sale to issuer           $18.75


          On June 28, 1996, the Reporting Person acquired 452,094 Shares upon the automatic conversion of 34,000 shares of Common Stock Series B of the Issuer and 418,094.4 shares of Common Stock Series C of the Issuer. On the same day,
B. Wayne Hughes acquired 107,415 Shares upon the automatic conversion of 2,890.6 shares of Common Stock Series B and 104,523.6 shares of Common Stock Series C. The number of Shares beneficially owned by each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has the sole power to vote and the sole power to dispose of his or her Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In connection with the PSMI Merger, the Reporting Person acquired an option to purchase from B. Wayne Hughes various securities and interests owned by him for an exercise price of $65 million (subject to adjustment in certain circumstances). The option expires on November 16, 1998, and is exercisable for all (but not part) of the

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    6    of    26    Pages
                                                       -------    --------
- ------------------------                          ------------------------------

securities and interests subject to the option. The exercise price of the option is payable in the Reporting Person's common stock, valued at the higher of (i) $16 per share or (ii) a stock price necessary to cause the acquisition to be non-dilutive based on the Reporting Person's funds from operations per share of Common Stock (calculated in accordance with the agreement evidencing the option) for the four consecutive quarters preceding the acquisition. B. Wayne Hughes has agreed not to dispose of any securities or interests subject to the option during the term of the option. The securities subject to the option include 107,415 Shares. The Reporting Person holds an irrevocable proxy to vote those Shares.

          Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

          Item 7.   Material to be Filed as Exhibits

          Exhibit 1 -  Agreement and Plan of Reorganization dated as of June 20,
                       1996 by and among the Reporting Person and the Issuer

          Exhibit 2 -  Option Agreement dated as of November 16, 1995, by and between the Reporting Person and B. Wayne Hughes (incorporated by reference from Exhibit 3 to Amendment No. 1 to Schedule 13D filed by B. Wayne Hughes relating to the beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    7    of    26    Pages
                                                       -------    --------
- ------------------------                          ------------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.



Dated:  July 8, 1996                    PUBLIC STORAGE, INC.



                                         By: /s/ Sarah Hass
                                             ----------------------
                                             Sarah Hass
                                             Vice President

- ------------------------                          ------------------------------
CUSIP No.  744605 10 6                            Page    8    of    26    Pages
                                                       -------    --------
- ------------------------                          ------------------------------

                                   Appendix A
                                   ----------


                                                      No. of Shares
Name                     Title                     Beneficially Owned
- ----                     -----                     ------------------

B. Wayne Hughes          Chairman of the Board and
                          Chief Executive Officer             107,415*

Harvey Lenkin            President                               - 0 -

Ronald L. Havner, Jr.    Senior Vice President and
                          Chief Financial Officer                - 0 -

Hugh W. Horne            Senior Vice President                   - 0 -

Marvin M. Lotz           Senior Vice President                   - 0 -

Mary Jayne Howard        Senior Vice President                   - 0 -

David Goldberg           Senior Vice President and
                          General Counsel                        - 0 -

Obren B. Gerich          Senior Vice President                   2,050

John Reyes               Vice President and
                          Controller                             - 0 -

Sarah Hass               Vice President and
                          Secretary                              - 0 -

Robert J. Abernethy      Director                                - 0 -

Dann V. Angeloff         Director                                1,450

William C. Baker         Director                                - 0 -

Uri P. Harkham           Director                                2,000

   * The Reporting Person has the sole power to vote these Shares, which are subject to the Reporting Person's option.